EXHIBIT 21.7

PENNSYLVANIA ELECTRIC COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2005

Name of Subsidiary	Business	State of Organization

The Waverly Electric Light and Power Company	Electric Distribution	Pennsylvania

Penelec Funding LLC	Special-Purpose Finance	Delaware

Note: Penelec, along with its affiliated JCP&L and Met-Ed, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania non-profit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners' investment has been written down to a nominal value.

Exhibit Number 21, List of Subsidiaries of the registrant at December 31, 2005, is not included in the printed document.